Exhibit 16.1
June 8, 2006
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for LNB Bancorp, Inc. (the Company) and, under the date March 13, 2006, we reported on the consolidated financial statements of LNB Bancorp, Inc. as of and for the years ended December 31, 2005 and 2004 and on management’s assessments and the effectiveness of internal control over financial reporting as of December 31, 2005 and 2004. On June 2, 2006, our appointment as principal accountants was terminated. We have read LNB Bancorp, Inc.’s statements under Item 4.01 of its Form 8-K dated June 8, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement in the first paragraph that the change was recommended and approved by the Audit Committee and approved by its Board of Directors or with the statements in the last paragraph.
Very truly yours,
/s/ KPMG LLP